

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 28, 2008

<u>Via Fax and U.S. Mail</u>

James P. O'Brien
General Counsel
Oncor Electric Delivery Transition Bond Company LLC
500 N. Akard Street
Dallas, Texas 75201

Re: Oncor Electric Delivery Transition Bond Company LLC
Form 10-K for the fiscal year ended December 31, 2006
Filed March 22, 2007
File No. 333-91935

Dear Mr. O'Brien:

We have reviewed your responses to the comments in our letter dated September 12, 2007 and have the following additional comment.

<u>Form 10-K</u>

1. We note your response to prior comment 1. Please provide a detailed analysis of your reliance on the <u>Merrill Lynch Depositor, Inc.</u> (March 28, 2003) no-action letter. Your analysis should explain how your exclusion of paragraph five is applicable under such no-action letter, considering that some Oncor transactions closed after June 30, 2003.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda McManus
Branch Chief - Legal

cc: <u>via facsimile</u>
    W. Crews Lott, Esq.
    (214) 978-3099